                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)


                              COSTILLA ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   22161G103
                                 (CUSIP Number)

                                CADELL S. LIEDTKE
                                MICHAEL J. GRELLA
                               HENRY G. MUSSELMAN
                          400 WEST ILLINOIS, SUITE 1000
                              MIDLAND, TEXAS 79701
                                 (915) 682-3092
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 17, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement ___________. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 22161G103                                           PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cadell S. Liedtke
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,811,060
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          60,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,811,060
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    60,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,871,060
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     22.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 22161G103                                           PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael J. Grella
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,615,760
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          87,100
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,615,760
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    87,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,702,860
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 22161G103                                           PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Henry G. Musselman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           629,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          22,650
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    629,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    22,650
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       651,650
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed by Cadell S. Liedtke ("Liedtke"), Michael J. Grella ("Grella") and Henry G. Musselman ("Musselman") (collectively, the "Reporting Persons") to reflect a change in the beneficial ownership of each of the Reporting Persons of the Common Stock, $0.10 par value (the "Common Stock"), of Costilla Energy, Inc. (the "Company") from such beneficial ownership reflected in the Schedule 13D filed by the Reporting Persons on October 18, 1996, as amended by Amendment
No. 1 to Schedule 13D filed by the Reporting Persons on November 15, 1996 and by Amendment No. 2 ("Amendment No. 2") to Schedule 13D filed by the Reporting Persons on November 3, 1998 (collectively, the "Original 13D").

         The changes in the percentage of beneficial ownership reported herein are primarily the result of an issuance of 3,000,000 shares of Common Stock by the Company on December 17, 1998, increasing the number of outstanding shares of Common Stock to 12,751,930. In addition, the Reporting Persons have also acquired shares of Common Stock, and shares beneficially owned by Grella have been involuntarily sold, since Amendment No. 2.

         Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment. Except as expressly amended and modified by this Amendment, the Original 13D remains unchanged and in full force and effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         From October 23, 1998 (the date of Amendment No. 2) through December 31, 1998 (the signature date hereof), the Reporting Persons have acquired beneficial ownership of shares of Common Stock as described below.

         Liedtke has acquired beneficial ownership of a total of 95,000 shares of Common Stock since the date of Amendment No. 2, 66,000 of which have been acquired in purchases on the public market within sixty (60) days of the date of this Amendment (see Item 5(c) hereof), for a total purchase price of approximately $580,000. Grella has acquired beneficial ownership of a total of 200 shares of Common Stock since the date of Amendment No. 2, 100 of which have been acquired in purchases on the public market within the past sixty (60) days (see Item 5(c) hereof), for a total purchase price of approximately $1,500. Musselman, directly or indirectly through his spouse as custodian for their children under the Texas Uniform Transfers to Minors Act (the "Musselman Children"), has acquired beneficial ownership of a total of 9,000 shares of Common Stock since the date of Amendment No. 2 in purchases on the public market within the past sixty (60) days (see Item 5(c) hereof) for a total purchase price of approximately $60,000. The changes in beneficial ownership resulting from these purchases have been (or, in the case of December 1998 transactions, will be) reported by each Reporting Person in the month following any such change by the filing of a Form 4 under Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         Each of the Reporting Persons financed all of the above described purchases of shares of Common Stock (other than certain of Grella's purchases which were paid with personal funds) under brokerage account arrangements that each Reporting Person and the Grella Foundation has with Prudential Securities Incorporated ("Prudential") pursuant to a Command Account Margin Agreement (the "Account Agreement"). The Marion and Cadell S. Liedtke Family Charitable Foundation (the "Liedtke Foundation"), the Grella Family Charitable Foundation (the "Grella Foundation"), and the Musselman Family Charitable Foundation (the "Musselman Foundation", and collectively with the Liedtke Foundation and Grella Foundation, the "Foundations"), through which Liedtke, Grella and Musselman beneficially own shares, have also entered into Account Agreements with Prudential. The form of Account Agreement entered into between Prudential and each of the Reporting Persons and each of the Foundations is substantially similar in all material respects (other than the name of the accountholder, the date of execution, and other details), and a copy of the form of the Account Agreement was attached as an exhibit to Amendment No. 2 and is incorporated herein by reference for a description of the terms of the financing arrangements pursuant to which each of the Reporting Persons has borrowed funds for the purchases of Common Stock described above. To further secure borrowings under the Account Agreement of each of the Reporting Persons, each Reporting Person has entered into a Pledge Agreement with Prudential whereby the Reporting Person has pledged certain of the shares of Common Stock owned by each such Reporting Person. The Pledge Agreements entered into by the Reporting Persons are substantially similar in all material respects (other than the name of the pledgor, the date of execution, the number of shares pledged and other details), and a copy of the form of Pledge Agreement was attached as an exhibit to Amendment No. 2 and is incorporated herein by reference for description of the terms of the pledge of shares of Common Stock by each Reporting Person, which include the right to sell shares under certain circumstances.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) As of December 31, 1998, the number of shares of Common Stock and the percentage of the total issued and outstanding Common Stock (12,751,930 shares) beneficially owned by each of the Reporting Persons is as follows:
Liedtke, 2,871,060 (22.5%); Grella, 1,702,860 (13.4%); and Musselman, 651,650
(5.1%). Collectively, the Reporting Persons beneficially own 5,225,570 shares of Common Stock, constituting 41.0% of the outstanding Common Stock as of December 31, 1998.

         (b) Each of the Reporting Persons has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock attributed to each such Reporting Person in paragraph (a) of this Item 5, except for (i) 1,650 shares held by the Musselman Children with respect to which Musselman shares voting and dispositive power, and (ii) shares held by the Reporting Person's respective Foundations, as follows: Liedtke Foundation, 60,000 shares; Grella Foundation, 87,100 shares; and Musselman Foundation, 21,000 shares. Each Reporting Person is a director of his respective Foundation and shares voting and dispositive power over the shares of Common Stock owned by the Foundation with the other directors of the Foundation.

         (c) The Reporting Persons have effected the following transactions in shares of Common Stock during the sixty (60) days prior to the signature date hereof (the sale transactions were effected by Prudential pursuant to the financing arrangements described in Item 3 above), each of which was transacted through a broker on the public market:


Name                           Transaction               Date              Number of Shares           Price per Share
----                           -----------               ----              ----------------           ---------------

Liedtke                          Purchase               11/04/98                  5,000                    7.328
Liedtke                          Purchase               11/23/98`                 2,000                    6.094
Liedtke                          Purchase               11/23/98                  1,000                    6.469
Liedtke                          Purchase               11/23/98                    500                    6.61
Liedtke                          Purchase               11/23/98                    500                    6.798
Liedtke                          Purchase               11/23/98                  2,000                    6.844
Liedtke                          Purchase               11/23/98                  2,000                    7.031
Liedtke                          Purchase               11/25/98                  2,000                    6.469
Liedtke                          Purchase               11/25/98                  3,000                    6.594
Liedtke                          Purchase               11/30/98                  1,000                    5.094
Liedtke                          Purchase               11/30/98                  7,500                    5.469
Liedtke                          Purchase               11/30/98                    500                    5.366
Liedtke                          Purchase               11/30/98                  3,000                    5.594
Liedtke                          Purchase               11/30/98                  1,000                    5.719
Liedtke                          Purchase               11/30/98                  3,100                    5.844
Liedtke                          Purchase               11/30/98                  1,000                    5.969
Liedtke                          Purchase               11/30/98                  2,900                    6.094
Liedtke                          Purchase               12/01/98                  1,000                    5 23/32
Liedtke                          Purchase               12/01/98                  1,000                    5 23/32
Liedtke                          Purchase               12/01/98                  6,000                    5 27/32
Liedtke                          Purchase               12/01/98                  4,000                    5 27/32
Liedtke                          Purchase               12/01/98                  1,000                    5 19/32
Liedtke                          Purchase               12/01/98                  2,000                    5 23/32
Liedtke                          Purchase               12/01/98                  5,000                    5 23/32
Liedtke                          Purchase               12/04/98                  2,000                    5 3/32
Liedtke                          Purchase               12/04/98                  1,000                    4 27/32
Liedtke                          Purchase               12/07/98                  5,000                    4 1/8
Grella                           Purchase               11/23/98                    100                    7 1/8
Grella                           Sale                   12/02/98                  1,000                    4 21/32


Grella                           Sale                   12/02/98                  1,000                   4 13/32
Grella                           Sale                   12/02/98                  1,000                   4 13/32
Grella                           Sale                   12/02/98                  1,000                   4 17/32
Grella                           Sale                   12/03/98                  1,000                   4 19/32
Grella                           Sale                   12/03/98                  1,000                   4 19/32
Grella                           Sale                   12/03/98                  1,000                   4 17/32
Grella                           Sale                   12/03/98                  1,000                   4 19/32
Grella                           Sale                   12/03/98                  1,000                   4 19/32
Grella                           Sale                   12/07/98                    500                   3.7025
Grella                           Sale                   12/08/98                  1,000                   3 11/16
Grella                           Sale                   12/08/98                    100                   3 13/16
Grella                           Sale                   12/08/98                    600                   3 13/16
Grella                           Sale                   12/08/98                  1,000                   3 3/4
Grella                           Sale                   12/08/98                  1,000                   3 3/4
Grella                           Sale                   12/08/98                  1,000                   3 9/16
Grella                           Sale                   12/08/98                  1,000                   3 11/16
Grella                           Sale                   12/08/98                  1,000                   3 11/16
Grella                           Sale                   12/09/98                  2,200                   3 1/16
Grella                           Sale                   12/09/98                    800                   3 1/16
Grella                           Sale                   12/10/98                  1,000                   2 7/8
Grella                           Sale                   12/10/98                  1,000                   2 13/16
Grella                           Sale                   12/10/98                  1,000                   2 13/16
Grella                           Sale                   12/11/98`                 1,000                   3 7/16
Grella                           Sale                   12/11/98                  2,000                   3 7/16
Grella                           Sale                   12/11/98                  1,000                   4 7/16
Grella                           Sale                   12/15/98                  1,000                   4 7/16
Grella                           Sale                   12/15/98                    500                   4.265
Grella                           Sale                   12/15/98                  1,900                   4 1/16
Grella                           Sale                   12/15/98                    100                   4 3/16
Grella                           Sale                   12/16/98                  1,000                   3 11/16
Grella                           Sale                   12/16/98                  1,000                   3 11/16
Grella                           Sale                   12/18/98                  3,000                   3 7/8
Grella                           Sale                   12/21/98                  1,000                   3 7/16
Grella                           Sale                   12/21/98                    300                   3 9/16
Grella                           Sale                   12/21/98                  1,000                   3 7/16
Grella                           Sale                   12/21/98                  1,000                   3 7/16
Grella                           Sale                   12/22/98                  2,000                   2 7/8
Grella                           Sale                   12/22/98                  2,000                   2 7/8


Grella                           Sale                   12/23/98                  3,000                   2 7/8
Grella                           Sale                   12/23/98                  2,000                   2 15/16
Grella                           Sale                   12/24/98                  3,000                   3 7/16
Grella                           Sale                   12/28/98                  1,000                   3 13/16
Grella                           Sale                   12/28/98                  1,000                   3 13/16
Grella                           Sale                   12/29/98                  3,000                   3 11/16
Grella                           Sale                   12/30/98                  3,000                   3 9/16
Grella                           Sale                   12/31/98                  3,000                   3 15/16
Grella Foundation                Sale                   12/14/98                  5,000                   4 3/16
Grella Foundation                Sale                   12/17/98                  5,000                   3 15/16
Grella Foundation                Sale                   12/22/98                  2,000                   2 7/8
Grella Foundation                Sale                   12/28/98                  1,000                   3 13/16
Musselman                        Purchase               11/20/98                  2,000                   6 31/32
Musselman                        Purchase               11/23/98                  2,000                   6 27/32
Musselman                        Purchase               11/23/98                  1,000                   6 27/32
Musselman                        Purchase               11/23/98                  1,000                   6 27/32
Musselman                        Purchase               11/24/98                  1,000                   6 27/32
Musselman                        Purchase               11/24/98                  2,000                   6 11/32

         (d)      None.

         (e)      Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

     *7.1 Form of Command Account Margin Agreement with Prudential Securities Incorporated (filed as Exhibit 7.1 to the Amendment No. 2).

    **7.2 Command Account Margin Agreements between Cadell S. Liedtke and Prudential Securities Incorporated dated November 6, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

    **7.3 Command Account Margin Agreements between Michael J. Grella and Prudential Securities Incorporated dated September 26, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

    **7.4 Command Account Margin Agreements between Henry G. Musselman and Prudential Securities Incorporated dated October 8, 1996 and April 10, 1997

                (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

     **7.5 Command Account Margin Agreement between Marion and Cadell S. Liedtke Family Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

     **7.6 Command Account Margin Agreement between Grella Family Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

     **7.7 Command Account Margin Agreement between Musselman Family Charitable Foundation and Prudential Securities Incorporated dated July 1, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

      *7.8 Form of Pledge Agreement between each Reporting Person and Prudential Securities Incorporated (filed as Exhibit 7.8 to the Amendment No. 2).

     **7.9 Pledge Agreement between Cadell S. Liedtke and Prudential Securities Incorporated dated March 24, 1998, pledging 2,227,560 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

    **7.10 Pledge Agreement between Michael J. Grella and Prudential Securities Incorporated dated April 7, 1998, pledging 1,671,060 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

    **7.11 Pledge Agreement between Henry G. Musselman and Prudential Securities Incorporated dated March 23, 1998, pledging 530,000 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

     *7.12 Joint Filing Agreement dated October 15, 1996 by and among Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman (filed as Exhibit 7.4 to Schedule 13D filed October 18, 1996).

-------------------------
 *Previously filed as indicated
**Not filed

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that his information set forth in this statement is true, complete and correct.


December 31, 1998                                 /s/ Cadell S. Liedtke
-----------------                             ---------------------------------
      Date                                    Cadell S. Liedtke


December 31, 1998                                 /s/ Michael J. Grella
-----------------                             ---------------------------------
      Date                                    Michael J. Grella


December 31, 1998                                 /s/ Henry G. Musselman
-----------------                             ---------------------------------
      Date                                    Henry G. Musselman

                                  EXHIBIT INDEX
   Exhibit
   No.          Description
  ---------     -----------
     *7.1       Form of Command Account Margin Agreement with Prudential
                Securities Incorporated (filed as Exhibit 7.1 to the Amendment
                No. 2).

    **7.2 Command Account Margin Agreements between Cadell S. Liedtke and Prudential Securities Incorporated dated November 6, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

    **7.3 Command Account Margin Agreements between Michael J. Grella and Prudential Securities Incorporated dated September 26, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

    **7.4 Command Account Margin Agreements between Henry G. Musselman and Prudential Securities Incorporated dated October 8, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

     **7.5 Command Account Margin Agreement between Marion and Cadell S. Liedtke Family Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

     **7.6 Command Account Margin Agreement between Grella Family Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

     **7.7 Command Account Margin Agreement between Musselman Family Charitable Foundation and Prudential Securities Incorporated dated July 1, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

      *7.8 Form of Pledge Agreement between each Reporting Person and Prudential Securities Incorporated (filed as Exhibit 7.8 to the Amendment No. 2).

     **7.9 Pledge Agreement between Cadell S. Liedtke and Prudential Securities Incorporated dated March 24, 1998, pledging 2,227,560 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

    **7.10 Pledge Agreement between Michael J. Grella and Prudential Securities Incorporated dated April 7, 1998, pledging 1,671,060 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

    **7.11 Pledge Agreement between Henry G. Musselman and Prudential Securities Incorporated dated March 23, 1998, pledging 530,000 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

     *7.12 Joint Filing Agreement dated October 15, 1996 by and among Cadell S. Liedtke, Michael J. Grella and Henry G. Musselman (filed as Exhibit 7.4 to Schedule 13D filed October 18, 1996).

-------------------------
 *Previously filed as indicated
**Not filed